UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT
Pursuant to Regulation A of the Securities Act of 1933

Date of Report (Date of earliest event reported): September 27, 2019

BRIX REIT, INC.
(Exact name of issuer as specified in its charter)

Maryland	82-3250317
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

3090 Bristol Street, Suite 550, Costa Mesa, CA	92626
(Full mailing address of principal executive offices)	(ZIP Code)

(855) 742-4862
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9.1 Other Events
Shareholder Distributions
On September 25, 2019, the board of directors of BRIX REIT, Inc. (the “Company”) declared distributions based on daily record dates for the period October 1, 2019 through October 31, 2019 at a rate of $0.00080645 per share per day on the outstanding shares of the Company’s common stock, which the Company will pay on November 21, 2019. The daily dividend rate of $0.00080645 per share of common stock per day reflects an annualized distribution of $0.30 per share, which is consistent with distributions paid during 2018 and to date in 2019.
Temporary Suspension of the Offering and Distribution Reinvestment Plan
BrixInvest, LLC (“BrixInvest”), our sponsor and advisor, recently announced that they have entered into a contribution agreement with RW Holdings NNN REIT, Inc. ("NNN REIT") whereby it would contribute substantially all of its assets to NNN REIT's Operating Partnership (“NNN OP”), including our advisor and the advisory agreement we have entered into with our advisor. Concurrent with NNN REIT’s suspension of its offering, and given the pendency of the NNN REIT self-management transaction, we have also chosen to suspend our Offering as we assess our external advisor options, which could include negotiating a new advisory agreement or continuing with our existing advisor. After we conclude our assessment of the various options, we will update our SEC filings to report the determination of our board of directors.
On September 20, 2019, we filed a Form 1-U dated September 19, 2019 announcing that effective on the close of business on September 18, 2019 we temporarily suspended the Offering of our common stock and will defer any capital inflows until we announce a decision with regard to the retention of an external advisor. We also announced that our distribution reinvestment plan ("DRP") has been temporarily suspended and during the suspension all future distributions shall be paid to our stockholders in cash. The Offering and DRP will remain suspended until such time, if any, as the board of directors, in its discretion, may approve their reinstatement, at which time stockholders enrolled in the DRP will again automatically purchase shares pursuant to such program, unless otherwise determined by our board of directors.
Safe Harbor Statement
This report contains statements that constitute “forward-looking statements,” as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on management’s current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements; the Registrant can give no assurance that its expectations will be attained. The amount of future distributions, and the declaration and payment thereof, will be determined by the Company’s board of directors based on the Company’s financial condition and such other factors as the board of directors deems relevant. The Company’s operating performance and the timing and amount of future distributions are subject to various risks and uncertainties. Factors that could cause actual results to differ materially from the Registrant’s expectations include, but are not limited to, the risk that the NNN REIT acquisition of the Sponsor’s business, including the Advisor, will not be consummated; the risk that the Registrant’s future external advisor decision will be less advantageous than the Registrant’s current contract with and performance by the Advisor; risks related to disruption of management’s attention from the ongoing business operations due to such pending acquisition and decision with regard to continuing external management; and other factors, including those set forth in the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated June 17, 2019 (which includes our Offering Circular), filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and Offering Circular supplements filed with the SEC, our most recent Annual Report on Form 1-K for the year ended December 31, 2018, as updated by our subsequent Semiannual Report on Form 1-SA for the period ended June 30, 2019 which will be filed with the SEC by September 30, 2019, all of which are accessible on the SEC’s website at www.sec.gov. We undertake no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

SIGNATURE
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIX REIT, INC.

	By:	/s/ RAYMOND J. PACINI
Raymond J. Pacini
Date: September 27, 2019		Chief Financial Officer